SEC
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JUL 30 2012

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6-1-11 (MM/DD/YY) AND ENDING 5-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OEM Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2507 Post Road
(No. and Street)

Southport (City) CT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Klammer, President 203-254-0200 x102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Rolleri, CPA, CFE - Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

1499 Post Road Suite 1040 (Address) Fairfield (City) CT (State) 06824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Klammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OEM Capital Corp., as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2017



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OEM Capital Corp.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

May 31, 2012

OEM Capital

Technology Investment Banking

Software · Communications · Computers · Electronics

OEM Capital Corp.

Table of Contents


MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

1499 Post Rd, Suite 1040
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
OEM Capital Corp.

We have audited the accompanying statements of financial condition of OEM Capital Corp. as of May 31, 2012 and 2011 and the related statements of income and changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OEM Capital Corp. as of May 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
July 19, 2012

OEM Capital Corp.
Statements of Financial Condition
May 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and equivalents	$ 30,101	$ 23,788
Accounts receivable	77,224	12,165
Prepaid expenses	15,673	3,990
Total current assets	122,998	39,943
Property and equipment		
Electronic data processing equipment	34,732	59,006
Furniture and fixtures	10,095	6,475
Accumulated depreciation	(26,899)	(47,592)
Net property and equipment	17,928	17,889
Other assets		
Deferred tax asset	-	13,957
Related party receivable	195,742	110,628
Security deposit	15,679	15,679
Total other assets	211,421	140,264
Total assets	$ 352,347	$ 198,096
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 3,729	$ 3,794
Accrued liabilities	13,054	9,485
Income taxes payable	15,551	-
Deferred tax liability	13,918	-
Franchise tax payable	-	250
Total current liabilities	46,252	13,529
Other liabilities		
Deferred rent	3,072	-
Total other liabilities	3,072	-
Total liabilities	49,324	13,529
Shareholder's Equity		
Cumulative preferred stock, no par value, maximum authorized $500,000, none issued or outstanding	-	-
Common stock, $1.00 par, 1,000 authorized, issued and outstanding	1,000	1,000
Retained earnings	302,023	183,567
Total shareholder's equity	303,023	184,567
Total liabilities and shareholder's equity	$ 352,347	$ 198,096

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2012 and 2011

	2012	2011
Fee revenue and reimbursed expenses	$ 1,811,925	$ 2,130,238
Operating expenses		
Advertising	10,010	10,992
Compliance	37,076	32,830
Conferences and meetings	280	5,710
Depreciation	8,026	3,313
Dues and subscriptions	82,578	58,789
Employee benefits	17,702	16,225
Fees paid	1,284,840	1,744,109
Insurance	6,533	6,006
Interest	61	64
Meals and entertainment	2,141	1,727
Office	-	117
Postage and shipping	1,610	3,601
Printing and publication	38,345	34,931
Professional fees	15,571	11,865
Rent	83,427	79,500
Rental and maintenance of equipment	21,596	17,936
Salaries and payroll taxes	27,308	86,198
Supplies	5,513	7,073
Telephone	2,470	6,012
Travel	444	944
Utilities	12,244	13,811
Total operating expenses	1,657,775	2,141,753
Income (loss) from operations	154,150	(11,515)
Other income (expense)		
Interest income	7,482	4,138
Loss on marketable securities	-	(15,000)
Total other income (expense)	7,482	(10,862)
Net income (loss) before taxes	161,632	(22,377)

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Income and Changes in Shareholder's Equity
For the Years Ended May 31, 2012 and 2011

Tax provision		
Current tax provision	15,301	-
Deferred tax provision (benefit)	27,875	(6,651)
Total tax provision (benefit)	43,176	(6,651)
Net income (loss) after taxes	118,456	(15,726)
Beginning retained earnings	183,567	199,293
Ending retained earnings	$ 302,023	$ 183,567

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Statements of Cash Flows
For the Years Ended May 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 118,456	$ (15,726)
Adjustments to reconcile change in net income (loss) to net cash provided by operating activities:		
Deferred tax provision (benefit)	27,875	(6,651)
Depreciation	8,026	3,313
(Increase) decrease in accounts receivable	(65,059)	31,483
(Increase) decrease in prepaid expenses	(11,683)	20
Decrease in accounts payable	(65)	(4,959)
Increase (decrease) in accrued liabilities	3,569	(8,772)
Increase in income taxes payable	15,551	-
Increase in deferred rent	3,072	-
Decrease in franchise tax payable	(250)	-
Loss on marketable security	-	15,000
Total adjustments	(18,964)	29,434
Net cash provided by operating activities	99,492	13,708
Cash flows from investing activities:		
Acquisition of property and equipment	(8,065)	(18,486)
Net cash used by investing activities	(8,065)	(18,486)
Cash flows from financing activities:		
Advances from shareholder	505,500	688,157
Advances to shareholder	(590,614)	(740,129)
Net cash used by financing activities	(85,114)	(51,972)
Net increase (decrease) in cash and cash equivalents	6,313	(56,750)
Beginning cash and cash equivalents	23,788	80,538
Ending cash and cash equivalents	$ 30,101	$ 23,788
Supplemental Disclosures		
Interest paid	$ -	$ 64

See report of independent auditor and notes to financial statements.

OEM Capital Corp.
Notes to Financial Statements
May 31, 2012
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OEM Capital Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the technology and electronics industries. The Company received its FINRA approval for membership on June 1, 2008. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at May 31, 2012 and 2011. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. The Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be

recognized. The Company's income tax returns from May 31, 2009 through 2011 remain open and are subject to regulatory examination. The Company uses the cash basis of reporting for income taxes.

NOTE 3 - MARKETABLE SECURITIES

The Company carries it investment in marketable securities at fair value using valuations from publicly quoted sources for investment securities or level 1 observable inputs as defined under Statement on Financial Accounting Codification 820. As of May 31, 2011 the Company wrote down the value of its sole investment in a technology company to $0 as management did not believe it would realize any proceeds from a sale and has abandoned its efforts to sell the asset. The Company has no positions in marketable securities as of May 31, 2012.

NOTE 4 - LINE OF CREDIT

The Company has available a line of credit for $15,000. The line of credit carries a variable interest rate linked to the prime rate. As of May 31, 2012 there is no outstanding balance on the line. The line is personally guaranteed by the president of the Company.

NOTE 5 -LEASE COMMITMENTS

The Company leases office space under non-cancellable lease arrangement which expires June 30, 2016. The future minimum lease payments under operating lease arrangements at May 31, 2012 are as follows:

For the year ended	
2013	$ 82,481
2014	84,716
2015	86,950
2016	7,261
2017	-
Thereafter	-
	$ 261,408

Lease expense for the year ended May 31, 2012 and 2011 was $83,427 and $79,500, respectively.

NOTE 6 – INCOME TAXES

The Company records its federal and state tax liability in accordance with FASB Accounting Standards Codification 740. Deferred tax assets (liabilities) are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset (liability) in the accompanying statements of financial condition at May 31, 2012 and 2011 includes the following items:

	2012	2011
Deferred tax asset	$ 4,169	$ 20,817
Deferred tax liability	(18,087)	(3,371)
Valuation allowance	-	(3,489)
Net deferred tax asset (liability)	$ (13,918)	$ 13,957

Deferred tax assets are primarily related to differences in book and tax depreciation and net operating loss carry-forwards. The impact of reporting income taxes on the cash basis of accounting accounts for the deferred tax liability. The Company utilized a $22,793 net operating loss carry forward in 2012. The

valuation allowance was eliminated in 2012 as the Company fully realized the net operating loss carry-forward from prior years. The components of income tax expense (benefit) related to continuing operations at May 31, 2012 and 2011 are as follows:

	2012	2011
Federal		
Current provision	$ 10,452	$ -
Deferred provision	18,677	(4,456)
Total federal provision (benefit)	29,129	(4,456)
State of Connecticut		
Current provision	5,099	-
Deferred provision	8,948	(2,195)
Total state provision (benefit)	14,047	(2,195)
Total tax provision (benefit)	$ 43,176	$ (6,651)

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has an advance receivable of $195,742 to another company owned by the Company's shareholder. It carries an interest of 5% on the average balance calculated on an annual basis. There are no specific repayment terms for the advance receivable. The Company paid fees to this related company of $511,500 for the period. The Company also paid reimbursed expenses to this related company of $7,460 for the year ended May 31, 2012.

The Company paid the shareholder $100,000 as an additional fee for services for the year ended May 31, 2012.

The shareholder of the Company personally guarantees the office lease (Note 5) and line of credit (Note 4). In addition, the shareholder personally guarantees the Company's credit card facility.

NOTE 8 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. In addition, accounts receivable is from a single client as of May 31, 2012 and it has been collected in full subsequent to the end of the year.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At May 31, 2012, the Company had insufficient net capital. The Company is required to have net capital of $5,000. At May 31, 2012 the Company's deficit in net capital was $1,269, which is $6,269 below the minimum. The Company's ratio of indebtedness to net capital was -38.87 to 1. Subsequent to the end of the year the sole shareholder of the Company repaid loans to the Company to cure the net capital deficit.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of May 31, 2012 through July 24, 2012, which is the date the financial statements were issued.

OEM Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended May 31, 2012
Schedule I

Net Capital	
Total shareholder's equity	$ 303,023
Deduct shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	303,023
Additions/other credits:	
Deferred tax liability related to income accrued from non-allowable asset	17,954
Total shareholder's equity and allowable subordinated liabilities	320,977
Deductions/other charges:	
CRD account	524
Portion of accounts receivable deemed unallowable	77,224
Prepaid expenses	15,149
Net property and equipment	17,928
Related party receivable	195,742
Security deposit	15,679
Total deductions/other charges	322,246
Tentative net capital (deficit)	(1,269)
Haircuts on securities	-
Net capital deficit	$ (1,269)
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 49,324
Total aggregate indebtedness	$ 49,324
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Deficit in net capital	$ (6,269)
Ratio: Aggregate indebtedness to net capital (deficit)	-3887%

See report of independent auditor.

OEM Capital Corp.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended May 31, 2012
Schedule II

<u>Net Capital as reported on 4th Quarter Focus</u>	$ 14,549
<u>Adjustments from 4th Quarter Focus to Annual Audit</u>	
Accrued SIPC asssessment	(4,553)
Current tax provision	(15,301)
Deferred tax provision	(13,918)
Deferred tax provision related to non-allowable assets	17,954
Total adjustments	(15,818)
<u>Revised Net Capital (deficit) as reported in the Annual Audit</u>	$ (1,269)

See report of independent auditor.


MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

1499 Post Rd, Suite 1040
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Shareholder of
OEM Capital Corp.

In planning and performing our audit of the financial statements of OEM Capital Corp. (the Company), as of and for the year ended May 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
July 19, 2012


MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

1499 Post Rd, Suite 1040
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Shareholder of
OEM Capital Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation) (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2012, which were agreed to by OEM Capital Corp. and the Securities and Exchange Commission, Financial Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating OEM Capital Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) OEM Capital Corp.'s management is responsible for the OEM Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared amounts reported on the audited Form X-17A-5 for the year ended May 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
July 19, 2012

OEM Capital Corp.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2012

Schedule of Assessment Payments

General Assessment	$	4,493
Payments Made:		
No payments made		
		-
Interest on late payment(s)		61
Total assessment balance and interest due	$	4,554
Assessment payable	$	4,554

See accountant's report on SIPC supplemental report.

OEM Capital Corp.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Period Ended May 31, 2012

Schedule of Assessment Payments

Total revenues	$ 1,829,684
Additions:	
None	-
Deductions:	
Interest income	
Expense reimbursements	(32,649)
SIPC net operating revenues	$ 1,797,035
General assessment	$ 4,493

See accountant's report on SIPC supplemental report.